FOR IMMEDIATE RELEASE

July 28, 1998                           			Contacts:	John McManus
                                              							Vice President, Finance
Sheldahl, Inc.	                                  				Sheldahl, Inc.
1150 Sheldahl Road			                              		507/663-8337
Northfield, MN 55057
                                              							Neil Lefort
                                              							VP, Public Relations
                                              							Molex Incorporated
                                              							630/527-4344

                                              							Elin Raymond
                                              							The Sage Group
                                              							612/321-9897

SHELDAHL ANNOUNCES PRIVATE PLACEMENT - MOLEX INCORPORATED LEAD INVESTOR Formation of Modular Interconnect Systems completed - a joint venture of Sheldahl, Inc. and Molex Incorporated to offer automotive interconnect systems

Northfield, MN - Sheldahl, Inc. (Nasdaq: SHEL) announced today that it has received commitments from investors to purchase $32.7 million of its new Series D 5% Convertible Preferred Stock in a private placement. Closing is expected in a few days. The proceeds will be used to pay debt and for the growth of its Micro Products business, which supplies ViaThin proprietary high-density substrate for semiconductors to the datacom and automotive markets. Sheldahl believes that the world-wide market opportunity for Sheldahl's ViaThin products is currently about $1.0 billion per year.

The lead investor in this placement is Molex Incorporated (Nasdaq: MOLX, MOLXA), a long-time Sheldahl customer, market partner, and currently owner of approximately 4% of Sheldahl common stock. With conversion of the preferred shares just purchased, Molex will own slightly less than 15% of Sheldahl common. At the invitation of Sheldahl's Board of Directors, a member of Molex's operating management team will join Sheldahl's Board.

Said James E. Donaghy, Sheldahl's Chief Executive Officer, The support and confidence expressed by our investors confirms the shared vision we have for Sheldahl. I welcome Molex as a more significant investor and look forward to strengthening and expanding our existing alliances. Molex's global presence in our industry will aid Sheldahl in securing increased global market position for its proprietary products.

At the same time, the two companies announced that they have completed the formation of a joint venture company to design, market and assemble interconnect systems to replace wiring harnesses in automobiles. The new company, named Modular Interconnect Systems, will use proprietary flexible products from Sheldahl and proprietary connectors from Molex in its product offering. Sheldahl believes that the world-wide market for automobile wiring harnesses is currently estimated at $5.0 billion per year.


	Sheldahl is a leading producer of high-density substrates, high-quality flexible printed circuitry, and flexible laminates, primarily for sale to the automotive electronics and datacommunications markets. The Company, which is headquartered in Northfield, Minnesota, has operations in Northfield;
Longmont, Colorado; Detroit, Michigan; facilities in South Dakota; and a sales office in Hong Kong, China; and Mainz, Germany. Sheldahl's common stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market under the symbol: SHEL. Sheldahl news and information can be found on the World Wide Web at http://www.sheldahl.com.

	Molex Incorporated is a 60 year-old manufacturer of electronic, electrical and fiber optic interconnection products and systems, switches and application tooling. Based in Lisle, Illinois, USA, the Company operates 47 manufacturing facilities in 21 countries and employs more than 12,000 people. Revenues for the fiscal year ended June 30, 1998 were $1.62 billion.

Statements contained here, other than historical data, may be forward-looking and subject to risks and uncertainties including, but not limited to, those set forth in the Company's annual report. 10K, 10Q, and other SEC filings.

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